Exhibit 99.1

Americas Silver Corporation Provides a Galena Complex Operations Update

TORONTO--(BUSINESS WIRE)--June 14, 2018--Americas Silver Corporation (TSX:USA) (NYSE “American”:USAS) (“Americas Silver” or the “Company”) is providing an update of recent hoist-related issues at its 100%-owned Galena Complex in Wallace, Idaho.

In late April 2018, there was a 10-day suspension of milling while certain maintenance repairs were completed in the No.3 Shaft. All ore and waste skipping is done using the No.3 shaft and hoist at the Galena Complex. This repair program had been ongoing for the past three years with production activities slowed every weekend to accommodate the repairs. The Company decided to complete all remaining work in a short continuous period rather than prolong the repairs over a period of approximately six months, in order to more efficiently conclude the repairs while improving mine productivity and flexibility over the remainder of the year. During this period, mining was uninterrupted and blasted material was stored underground until hoisting resumed. All work was successfully completed however April production was impacted. Management expected the April shortfall to be made up over the course of the year and May production met expectations.

On the evening of June 11, there was a mechanical failure in the brake mechanism of the No.3 hoist. The event occurred while the conveyance was stopped and with no load. Workers immediately began the repair work and expect to have the hoist back in operation by the end of the month. Mining will be suspended during this period with an associated loss of production for the duration of the repair work. The workforce is co-operating by scheduling vacation and personal leave days as possible. Galena production in the current quarter will be below budget. The Company is confident normal operation will resume immediately after the repair work is completed with no long-term issues expected following completion of the repair.

“We are continually striving to make Galena a safer, more predictable and profitable operation,” said Darren Blasutti, President and CEO of Americas Silver Corporation. “These two short-term interruptions in the second quarter are unfortunate but are necessary to not only stabilize future production, but grow production at the Galena Complex.”

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Darren Blasutti
President and CEO
416‐848‐9503